SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

GLOBAL SECURITY AGENCY INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

08117L106
(CUSIP Number)

Richard Smith
2285 West 15th Avenue,
Vancouver, British Columbia, Canada V6K 2Y6
(604) 565-3079
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 08117L106

(1)	Names of Reporting Persons: Richard Smith
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 6,500,000
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 6,500,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,500,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.3%
(14)	Type of Reporting Person: IN

CUSIP No. 08117L106

(1)	Names of Reporting Persons: 0873001 BC Ltd.
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 0
(14)	Type of Reporting Person: CO

CUSIP No. 08117L106

(1)	Names of Reporting Persons: 0872990 BC Ltd.
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 6,500,000
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 6,500,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,500,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.3%
(14)	Type of Reporting Person: CO

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.00001 per share of Global Security Agency Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5259 Jackson Road, Montgomery, TX 77316.

This statement on Schedule 13D is filed on behalf of Richard Smith, 0873001 BC Ltd. and 0872990 BC Ltd. (collectively the “Reporting Persons”).  Mr. Smith is the sole shareholder, director and officer of each of 0873001 BC Ltd. and 0872990 BC Ltd. and exercises investment and voting power over all of the shares of the Issuer held by them.

Item 2.  Identity and Background

(a)	Mr. Smith is a resident of the Province of British Columbia, Canada. Each of 0873001 BC Ltd. and 0872990 BC Ltd. are organized under the laws of the Province of British Columbia, Canada.

(b)	The address of the Reporting Persons is 2285 West 15th Avenue, Vancouver, British Columbia, Canada V6K 2Y6.

(c)	The principal occupation of Mr. Smith is a businessman. 0873001 BC Ltd. and 0872990 BC Ltd. are holding companies of Mr. Smith.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Smith is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

0873001 BC Ltd. and 0872990 BC Ltd. each purchased 6,500,000 shares, or an aggregate of 13,000,000 shares, of the Issuer’s common stock in a private placement completed on May 18, 2010, at a price of $0.0001 per share, from working capital. Subsequently, 0873001 BC Ltd. sold an aggregate of 6,500,000 shares of the Issuer's common stock to three non-US persons at a price of $0.0002 per share that purchased the shares for investment purposes.

Item 4.  Purpose of Transaction

The Reporting Persons purchased the Issuer’s common stock for investment purposes.  None of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.  The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.  Interest in Securities of the Issuer

(a)        Mr. Smith and 0872990 BC Ltd. beneficially own an aggregate of 6,500,000 shares or approximately 14.3% of the Issuer’s outstanding common stock.

(b)        Each of 0873001 BC Ltd. and 0872990 BC Ltd. shares the power to vote and to dispose of the shares of the Issuer’s common stock owned by them with Mr. Smith.

(c)        None of the Reporting Persons has effected any other transactions in the Issuer’s common stock within the past 60 days.

(d)        Not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to be Filed as Exhibits

Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2010		/s/Richard Smith
Richard Smith

0873001 BC Ltd.

	Per:	/s/Richard Smith
Richard Smith
President

0872990 BC Ltd.

	Per:	/s/Richard Smith
Richard Smith
President

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Global Security Agency Inc. and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 19, 2010		/s/Richard Smith
Richard Smith

Date: May 19, 2010	0873001 BC Ltd.

	Per:	/s/Richard Smith
Richard Smith
President

Date: May 19, 2010	0872990 BC Ltd.

	Per:	/s/Richard Smith
Richard Smith
President